NO ACT

PE 1-13-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE


15005121

February 18, 2015

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-18-15

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: JPMorgan Chase & Co.
Incoming letter dated January 13, 2015

Dear Mr. Dunn:

This is in response to your letter dated January 13, 2015 concerning the shareholder proposal submitted to JPMorgan Chase by Harrington Investments, Inc. We also have received a letter on the proponent's behalf dated February 13, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Sanford Lewis
sanfordlewis@strategiccounsel.net

February 18, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: JPMorgan Chase & Co.
Incoming letter dated January 13, 2015

The proposal requests that the board adopt the policy principles described in the proposal, above and beyond the company's existing guidelines on policy engagement and political participation, guiding the company's participation in public policy.

There appears to be some basis for your view that JPMorgan Chase may exclude the proposal under rule 14a-8(i)(7), as relating to JPMorgan Chase's ordinary business operations. In this regard, we note that the proposal relates to JPMorgan Chase's general adherence to ethical business practices. Accordingly, we will not recommend enforcement action to the Commission if JPMorgan Chase omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which JPMorgan Chase relies.

Sincerely,

Luna Bloom
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

// SANFORD J. LEWIS, ATTORNEY

February 13, 2015

Via email

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal at JPMorgan Chase & Co. on Public Policy Engagement and Political Participation Principles

Ladies and Gentlemen:
Harrington Investments, Inc. (the "Proponent") is the beneficial owner of common stock of JPMorgan Chase & Co. (the "Company") and has submitted a shareholder proposal (the "Proposal") to the Company.

I have been asked by the Proponent to respond to the letter dated January 13, 2015, sent to the Securities and Exchange Commission Staff by Martin P. Dunn of Morrison & Foerster LLP on behalf of the Company. In that letter, the Company contends that the Proposal may be excluded from the Company's 2015 proxy statement by virtue of Rule 14a-8(i)(2), Rule 14a-8(i)(3), and Rule 14a-8(i)(7).

I have reviewed the Proposal, as well as the letter sent by the Company, and based upon the foregoing, as well as the relevant rules, it is my opinion that the Proposal must be included in the Company's 2015 proxy materials and that it is not excludable by virtue of those Rules.

A copy of this letter is being e-mailed concurrently to Martin P. Dunn.

THE PROPOSAL

The Proposal states in its entirety:

Whereas, our Company acknowledges its ongoing role in policymaking in its published policy, stating: "JPMorgan Chase believes that responsible corporate citizenship demands a strong commitment to a healthy and informed democracy through civic and community involvement;"

PO Box 231 Amherst, MA 01004-0231 • sanfordlewis@strategiccounsel.net
(413) 549-7333 ph. • (413) 825-0223 fax

Whereas, recent activities demonstrate our company's successful efforts to influence the rules of the game. For instance, our company has been effective at utilizing the so-called revolving door between government and business, (e.g. using the services of a former Acting Director of the SEC's Division of Corporation Finance, to represent it in opposing shareholder proposals that might expand the firm's social responsibility obligations);

Whereas, the proponent believes that it is vital to give shareholders an opportunity to ratify or reject a "no holds barred" role of our company in policymaking and politics;

Resolved, shareholders request the board to adopt policy principles, above and beyond our company's existing guidelines on policy engagement and political participation, guiding our company's participation in public policy along the following lines:

Policy Principles

While always operating within the limits of the law:

- Our company owes no political or financial allegiance to any public jurisdiction or government;
- Our company should maximize shareholder value, regardless of any consequences of such conduct on people or communities;
- Our company should exert maximum influence over the political process to control government and further the self-interest of the corporation and its shareholders.

Furthermore, within the limits allowed by law and our articles of incorporation, bylaws, and similar governing documents:

- The sole purpose of our company should be to enrich its managers and shareholders;
- The soul moral obligation of the directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others that may result from corporate conduct.

Supporting Statement

The Final Report of the National Commission on the Causes of the Financial Crisis in the United States in January 2011 stated that one of the causes of the crisis was ". . . a systemic breakdown in accountability and ethics." By another view, however, our own company's occasional lapses merely demonstrate a failure to influence laws and regulations consistent with the above principles. By this view, our company's destiny is for corporate *political leadership, as well as economic* leadership.

Milton Friedman once said, "The kind of economic organization that provides economic freedom directly, namely, competitive capitalism, also promotes political freedom because it separates economic power from political power and in this way enables the one to offset the other." But today, our company can proclaim that political and economic power are no longer separate; our company wields both.

In voting FOR this proposal, shareholders express the view that our company should influence public policy to maximize wealth creation for management, board and shareholders, even at cost to public welfare or the economy, and should take actions to amend its governing documents and any of its existing policies promoting human rights, sustainability, community relations or corporate social responsibility as needed to reflect this viewpoint.

SUMMARY

The Proponent has filed the current Proposal out of belief that the Company's culture of hubris and its disproportionate influence over government policymaking and politics has reached a breaking point, warping our system of government and of corporate governance. The Proposal is intended as a test of whether shareholders support what the Proponent believes to be the emerging and logical outcome of the current direction that the Company's advocacy activities and culture is driving, one in which the Company's influence over political and regulatory processes bends the operating environment to the enrichment of managers and shareholders, with disregard for the impact on society and stakeholders.

The Proponent believes that the "Policy Principles" enunciated in the resolution are the true unstated policy principles of the Company based upon existing corporate conduct, including lobbying and other activities to influence politicians, office holders, regulators and other federal appointed and elected officials, as well as the de facto policy of corporate management based upon consistent and past conduct creating systemic risk to the economy and economic security of the United States. Such past historical corporate conduct to enrich managers and owners serves materialistic self-interests, at least in the short term, of the management and shareholders, but may endanger the entire U.S. economy. The Proponent believes shareholders should have the opportunity to vote on whether to ratify such "Policy Principles".

The exclusion strategy of the Company begins with a singular distortion of the Proposal that carries forward throughout, and that is the idea that this Proposal requires a fixed policy driving the Company's business practices. The language of the Proposal is clear in that it focuses on delineating a set of principles to guide the company's policy engagement and political participation, and merely requests that the Company adopt a set of policy principles "along the following lines." It does not require Company or its board to take actions or establish policies inconsistent with fiduciary duties.

The resolve of the Proposal is clearly stated as a set of principles that reflect this direction for corporate advocacy, as the Proposal says, "guidelines on policy engagement and political participation, guiding our company's participation in public policy."

The Company claims that the Proposal would require it to violate state law and therefore is excludable under Rule 14a-8(i)(2), by imposing policies that would limit the Board's full exercise of fiduciary duties in conflict with Delaware law. This might be the case if the Company adopted the policy principles as a binding set of business practices, but the current Proposal does not request or require that. Instead, it merely attempts to codify what the Proponent believes to be the Company's *practical position in public policy participation*, to ensure that the Company has an unfettered ability to do business, with minimal regulatory restriction. It does not attempt to alter current business practices. This Proposal does not attempt to change the company's bylaws or articles of incorporation and therefore has no effect on directors' or managers' fiduciary duties pursuant to state law.

The Company makes two arguments in support of its Rule 14a-8(i)(3) in order to claim that the Proposal is vague or misleading. First, the Company asserts that the Proposal is fundamentally unclear about what is being requested – a vote to endorse existing policies or a vote on a new set of policy principles. The Proposal is clear that it is the latter, since the Resolved clause states that the Board should "adopt policy principles, above and beyond our existing guidelines." Second, the company asserts that the Proposal's terms that are "subject to varying interpretations". However, the Proposal contains very clearly stated and consistent terms which, read in their entirety, are amenable to a single clear interpretation as to the kind of policy principles sought by the Proposal. Neither of these arguments made regarding violations of Rule 14a-8(i)(3) have any validity whatsoever.

The Company asserts that the Proposal relates to the Company's ordinary business operations, and therefore is excludable under Rule 14a-8(i)(7). However, the Proposal is not excludable as relating to ordinary business because it directly engages the vigorous public debate about the proper role of corporations in our system of government, consistent with numerous Staff decisions that have held that proposals relating to disclosure of lobbying expenditures and political contributions are not excludable as long as they do not attempt to direct the company's position on specific legislation. The subject matter of the proposal is a significant social policy issue, not a matter of excludable ordinary business, such that the Proposal is not excludable under Rule 14a-8(i)(7).

BACKGROUND

As widely reported in the news media including all the major TV networks, online, and in publications including the New Yorker and the Financial Times, the night before a major budget bill would go before the US Congress, JP Morgan CEO Jamie Dimon aggressively pressed lawmakers to support the gutting of the "Dodd-Frank" law, despite its importance for avoiding repeating the devastation of the 2008 financial crisis. The "Wall Street Rider," attached to the bill which would fund the U.S. Government for several months, also gutted the heart of Dodd-Frank, letting banks once again undertake their riskiest endeavors, with insurance in the form of bailout funds again guaranteed by the U.S. taxpayers. Dimon, known as a close confidant and advisor to President Obama, had previously lobbied the President on numerous occasions arguing that the rule would damage the bank's ability to maneuver in international credit markets and compete with other global financial institutions.

As reported in the Washington Post:

> The acrimony that erupted Thursday between President Obama and members of his own party largely pivoted on a single item in a 1,600-page piece of legislation to keep the government funded: Should banks be allowed to make risky investments using taxpayer-backed money?
>
> The very idea was abhorrent to many Democrats on Capitol Hill. And some were stunned that the White House would support the bill with that provision intact, given that it would erase a key provision of the 2010 Dodd-Frank financial reform legislation, one of Obama's signature achievements.
>
> But perhaps even more outrageous to Democrats was that the language in the bill appeared to come directly from the pens of lobbyists at the nation's biggest banks, aides said. The provision was so important to the profits at those companies that **J.P.Morgan's chief executive Jamie Dimon himself telephoned individual lawmakers to urge them to vote for it, according to a person familiar with the effort.**[1]

As captured in thousands of pages of print and other media from leading publishing institutions across the country and overseas, JPMorgan Chase & Co., and CEO Jamie Dimon in particular, are commonly viewed as having the ability to control both regulators' behaviors and political votes. And since the financial meltdown of 2008, JPMorgan has paid more than $56,000,000 in lobbying expenses for this practice of influence. JPMorgan spends around $6,000,000 annually on in-house lobbyists, and additionally contracts another $1,000,000 with an average of 13 outside firms.

According to Senate and House disclosures, JPMorgan spends nearly $600,000 each month for an almost daily deployment of approximately 70 lobbyists across Capitol Hill. In addition to seeking influence in banking and finance, credit cards and taxes and home loans, JPMorgan lobbyists also play a heavy hand in patent reform, climate change legislation, carbon policy, and even policy related to oil spills, commerce, justice, science, Homeland Security, and Post Office Reform.

The Company's massive lobbying operation, the scope of its effort to influence and shape public policy, is demonstrated in Exhibit A to this letter. The exhibit is a spreadsheet of lobbying data that was compiled using information publicly available as mandated by the Lobbying Disclosure Act of 1995. Names of firms and quarterly contract amounts were

---

[1] http://www.washingtonpost.com/blogs/wonkblog/wp/2014/12/11/the-item-that-is-blowing-up-the-budget-deal/

accessed through Secretary of the Senate, Office of Public Records database; names of individual lobbyists, and their "revolving door" affiliations, were compiled from the Clerk of the House of Representatives Legislative Resource Center database. Information about specific legislation and general lobbying topics were compiled from resources including company-filed LD Forms, as well as inquiries through databases of public information available through Open Secrets and The Sunlight Foundation, including Influence Explorer and Docket Wrench.[2]

Public records show the dozens of documents and other materials submitted by JPMorgan lobbyists to regulatory agencies including the SEC, the IRS, OCC, and the CFTC. Public records also document the meetings and phone calls between JPMorgan's lobbyists and committee staff, regulators, and commissioners. But these public records are only part of the story.

Of the lobbyists navigating Capitol Hill on behalf of JPMorgan, 85% have held positions with the various committees and institutions they are lobbying – or have been through the "revolving door," as it is commonly known. JPMorgan's lobbyists include former chiefs of staff or directors for financial services and banking committees, counsel for the Fed and the Treasury departments, aides to senators, staff to the FDIC, and several former congress persons. This revolving-door approach is critical to JPMorgan's explicit need for inside access, as Mr. Dimon himself has acknowledged.[3]

However, the revolving door not only creates apparent, perceived and real financial conflicts of interest, but also presents a fundamental challenge to government ethics laws and SEC rules. In some instances, agency staff and commissioners cannot participate in discussions or decisions that have a direct impact on their financial interests or is connected to certain organizations, such as recent previous employers, clients or even their spouse's employer. A standout example of JPMorgan's intricate involvement between the regulator and the regulated – and the breakdown it causes – includes SEC Chairman, Mary Jo White, who spent the last decade working for so many bankers and financial institutions, she necessarily recuses herself from decisions involving financial reform, including sitting out the settlement involving JPMorgan's infamous "London Whale."[4]

JPMorgan certainly needs influence and, as Dimon would say, "discussion … best held in private"[5] as the firm continues winding its way through ongoing negotiations of billions of dollars of fines. As detailed in multiple United States government Consent Orders, and reported widely in the press, JPMorgan Chase has been involved in numerous legal actions involving allegations of misconduct and repeated violations of laws crossing many regulatory and legal boundaries. Over the past several years, the company has entered into settlement agreements totaling more than $20 billion, including incurring the largest civil penalty ever levied in the United States with a $13 billion fine from the Department of Justice and $4

[2] Data searches included information iterated as JPMorgan, J.P. Morgan, and J P Morgan.
[3] http://www.pogo.org/blog/2012/06/jpmorgan-deploys-former-regulators-to-talk-to-current-regulators.html
[4] http://blogs.wsj.com/washwire/2013/09/19/washingtons-revolving-door-catches-sec/
[5] http://www.pogo.org/blog/2012/06/jpmorgan-deploys-former-regulators-to-talk-to-current-regulators.html

billion fine from Federal Housing Finance Agency. In most of these cases the Company negotiated settlements relieving the Company of further investigations by regulating agencies.

JP Morgan continues, in practice, to use its political power to avoid taking responsibility for risky behavior. In December 2014, when the Fed granted banks yet another extension on implementing the "Volcker Rule" of the Dodd-Frank Act, Mr. Volker himself noted:

> It is striking that the world's leading investment bankers, noted for their cleverness and agility in advising clients on how to restructure companies and even industries however complicated, apparently can't manage the orderly reorganization of their own activities in more than five years ... Or, do I understand that lobbying is eternal, and by 2017 or beyond, the expectation can be fostered that the law itself can be changed?"

On January 14, 2015, the House voted for another two year extension – pushing compliance out to 2019.

The current proposal calls the question: Do the shareholders of JPMorgan Chase & Co. believe it is in their best interest for the Company to be exempted from regulations intended to protect the US economy and society at large, including those intended to head-off the possibility of yet another massive economic meltdown?

ANALYSIS

I. THE PROPOSAL CANNOT BE EXCLUDED PURSUANT TO RULE 14a-8(i)(2) AS IT WOULD NOT, IF IMPLEMENTED, CAUSE THE COMPANY TO VIOLATE DELAWARE LAW.

The Company argues that implementation of the Proposal would violate Delaware law because adoption of a policy would unlawfully impose business management directives that would limit the ability of the board to fully exercise its fiduciary duties. However, the Policy principles stated in the Proposal are directed toward the Company's "participation in public policy" and not toward the internal practices of the Company in management of its business. Furthermore, the Proposal states that stated policy principles are merely a statement for guiding the Company's *participation in policy "along the following lines."* As such, it does not bind or attempt to force the Company to take any actions inconsistent with its fiduciary duties.

The misguided interpretation of the proposal by the Company and its Delaware counsel can best be seen in the Richards Layton & Finger, PA legal opinion, page 3, in which it says that the proposal "would require the Company to take any action, as long as the action is legally permissible." So, the Delaware law letter states, the Proposal "could require the company to engage in payday lending if it would be profitable for the company and consequently maximize shareholder value or enrich the company's managers and shareholders even if the board determined it would not be in the best interest of the company and its stockholders for the company to engage in payday lending." In order to reach such a conclusion, the Delaware law firm had to ignore the thrust of the proposal, which is on the Company's position in public policymaking, not its day-to-day management of its business.

The cases cited by the Company to support their argument are inapposite. *Quick turn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281(Del. 1998) and *CA,Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227 (Del. 2008) are cases that involve by-laws and plans adopted to impose specific rules on future boards of directors, thereby preventing directors from exercising their managerial power. The Proposal is distinguishable because it involves policy guidelines and in no way relates to operation or management of the Company, but specifically relates to public policy engagement and political participation.

II. THE PROPOSAL CANNOT BE EXCLUDED PURSUANT TO RULE 14a-8(i)(3) BECAUSE IT IS NEITHER VAGUE NOR INDEFINITE, AND IS NOT MATERIALLY FALSE OR MISLEADING.

A. The Proposal and Supporting Statement are sufficiently clear and internally consistent.

The Company asserts that the Proposal is fundamentally unclear as to the actions sought because it states that the Proposal requests the board to adopt policy principles, but also states in the third 'whereas' clause that "it is vital to give shareholders an opportunity to ratify or reject a 'no holds barred' role of our company in policymaking and politics." They argue that this clause calls for a vote on existing practices, contrary to the 'resolved' clause's calls for adoption of a *new set of policy principles* that guide public policy participation. In contrast, the statement that shareholders have the opportunity to "ratify" a "no holds barred" role of our company is a clear statement of the proponent's advocacy posture.

The Company's argument here fails to meet a rule of reason and common sense. Neither shareholders nor the company would be unclear or confused as to the meaning of the proposal or a vote thereon.

B. The policy principles in the Proposal are clear and consistent, and make clear what actions and measures the Proposal requires.

Next, the Company asserts that the Policy Principles in the Proposal are vague and indefinite and, in some cases, internally inconsistent.

The Company further argues that terms like "political or financial allegiance" and "public jurisdiction" are unclear and have no common meaning. To the contrary these terms are readily understood and in no way create ambiguity in the policy principles.

Regardless of whether any specific principles are seen as ambiguous by the Company's lawyers, reality is that neither shareholders voting on the Proposal nor the Company in implementing the Proposal would have any difficulty in understanding what it means or what it should do – read in its entirety and reading the various principles in context, neither shareholders nor the Company would be uncertain about how to implement the Proposal.

That is, the principles are guidance to the Company's board in developing its own public policy engagement and political participation principles, and the thrust of the principles is quite clear – to ignore the public interest in its public policy participation and focus on the interests of management and shareholders in ever greater profitability.

Proposals containing a set of principles to guide company policy need not spell out the implications of each principle in regulatory detail in order to avoid exclusion under Rule 14a-8(i)(3). For instance, shareholders advanced a set of health reform principles that companies asserted were vague and indefinite. But the overall effect of the principles, as in the present Proposal, were clear enough that shareholders would understand what they were voting in favor of. *Exxon Mobile Corp.* (February 25, 2008; *Raytheon Company* (March 30, 2009); *United Technologies Corporation* (January 31, 2008). The proposals asked the companies to adopt 'principles for comprehensive health care reform' and recited Institute of Medicine principles, which introduced sweeping concepts like 'universal', 'continuous', 'affordable', and 'sustainable'. These principles were held up as neither indefinite nor vague.

Indeed, in the present Proposal, the terms and scope of the policy principles are far less broad than those in the line of health care reform proposal cases. If the health care reform principles were not excluded as being vague and indefinite in their scope and meaning, then neither should the policy principles at issue in the current Proposal. The request to adopt a policy "along the lines" of the Policy Principles is amenable to clear interpretation and implementation.

Accordingly, the Proposal is not excludable under Rule 14a-8(i)(3).

III. THE PROPOSAL IS NOT EXCLUDABLE PURSUANT TO RULE 14a-8(i)(7).

Finally, the Company asserts that the Proposal is excludable under Rule 14a-8(i)(7).

The Company asserts that the Proposal impermissibly addresses ordinary business, either because it touches upon issues of legal compliance in referencing "always operating within the limits of the law" and on the Company's code of ethics, or because it discusses the moral obligations of directors in the context of public policy. This argument is dually flawed, first because the Proposal addresses a transcendent public policy issue which takes it out of the realm of ordinary business, and secondly, because the Company's letter bypasses the focus of the letter on "participation in public policy" to treat the Proposal as a set of guidelines for operation and management of the business.

In this instance, the presence of a transcendent public-policy issue, the role of corporations in our political system, ensures that this is not excludable as relating to ordinary business. Numerous Staff decisions have confirmed that proposals directed broadly to corporate participation in the political process, and in the legislative and rule-making process, address a significant policy issue and therefore transcend ordinary business. For instance, *Devon Energy* (March 22, 2012), *Bank of America* (March 7, 2011) regarding disclosure of lobbying expenditures. See especially, *General Electric* (January 18, 2011) which requested a report on the Company's process for identifying and prioritizing legislative and regulatory public policy advocacy activities.

> The report may:
>
> 1. Describe the process by which the company identifies, evaluates and prioritizes public policy issues of interest to the company;
>
> 2. Describe the process by which the company enters into alliances, associations, coalitions and trade associations for the purpose of affecting public policy;
>
> 3. Describe the process by which the company evaluates the reputational impact of its public policy advocacy positions;
>
> 4. Identity and describe public policy issues of interest to the company;
>
> 5. Prioritize the issues by importance to creating shareholder value.

In all of these instances, proposals focused on the general role of the company in political and lobbying participation were found to not address ordinary business. In addition, proposals seeking to have the company adopt policy principles guiding its advocacy in a general manner are also not excludable as ordinary business. In its focus on a general set of policy principles, the Proposal is aligned with the approach of the various proposals on healthcare policy principles, which the Staff has repeatedly found to not be excludable ordinary business. *Exxon Mobil Corp.* (February 25, 2008); *United Technologies Corporation* (January 31, 2008).
The exceptional circumstance where a public policy proposal is excludable is where it focuses on trying to direct the company's position on specific legislation. *e.g., Bristol-Myers Squibb Company* (February 17, 2009).

Since the present proposal does not do so, it is not excludable on this basis.

Moreover, the Proposal neither attempts to micromanage the Company's compliance policy, nor dictate the content of Company ethics codes. It is not excludable under Rule 14a-8(i)(7).

The Proposal is not focused on altering the Company's approach to compliance, but rather at its policy engagement and political participation. To the extent that the Proposal does mention themes of compliance, it is only in connection with an overarching significant policy issue that fully encompasses the scope of those compliance matters. In *Wells Fargo & Co.* (March 11, 2013) and *Bank of America*

(March 11, 2013) the companies argued vigorously *and accurately* that the subject matter of the proposal touched on issues of compliance. The proposal requested that the Board conduct an independent review of the company's internal controls to ensure that its mortgage servicing and foreclosure practices do not violate fair housing and fair lending laws, and to report to shareholders. Despite the obvious relationship to compliance, the Staff held that the proposal could not be excluded from the company's proxy materials under Rule 14a-8(i)(7) because the proposal and supporting statement, when read together, *focused primarily on the significant policy issue of widespread deficiencies in the foreclosure and modification processes for real estate loans.*

JPMorgan Chase & Co. also faced a similar proposal (March 14, 2011) requesting that its Board oversee the development and enforcement of policies to ensure that the same loan modification methods for similar loan types are applied uniformly both to loans owned by the company and those serviced for others, and report results to shareholders. The Staff declined to allow Rule 14a-8(i)(7) exclusion in view of the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raised significant policy considerations.

A similar result against exclusion as ordinary business was reached in *Bank of America* (March 14, 2011) for a proposal asking the board to have its audit committee conduct a review of the company's internal controls related to loan modifications, independent review of foreclosures and securitizations, and to report to shareholders its finding and recommendations.

The Company asserts that the Proposal impermissibly deals with the Company's Code of Conduct and Code of Ethics. The Company cites prior Staff decisions such as *NYNEX Corporation* (Feb. 1, 1989) in which the Staff allowed exclusion of a shareholder proposal because it sought to specify particular topics to be addressed in the company's code of conduct. In each of these cited Staff decisions, the proposals had specific references to implementation of codes of ethics, in contrast to the current Proposal.

The Proposal, in its focus on the Company's policy engagement and political participation position, does not alter the workings of its business transactions in government and municipal securities and transactions with governments. Similarly the Proposal does not relate or seek amendment to the Company's code of ethics, because its focus is on public policy participation, and not internal business practices.

There is no basis for excluding the Proposal under Rule 14a-8(i)(7).

CONCLUSION

As demonstrated above, the Proposal is not excludable under any of the asserted rules. Therefore, we request the Staff to inform the Company that the SEC proxy rules require denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company, we respectfully request an opportunity to confer with the Staff.

Please call me at (413) 549-7333 with respect to any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Sanford Lewis

cc: Martin Dunn, Morrison Foerster

Exhibit A
Spreadsheet of JP Morgan Lobbying Expenditures

Enclosed with Submission

2007	$40,000	American Continental Group
2006	$100,000	American Continental Group
2006	$100,000	American Continental Group
2006	$100,000	American Continental Group
2007	$0	Angus & Nickerson
2006	$20,000	Angus & Nickerson
2006	$20,000	Angus & Nickerson
2005	$20,000	Angus & Nickerson
2005	$0	Angus & Nickerson
2007	$20,000	B&D Consulting
2007	$0	B&D Consulting
2006	$20,000	B&D Consulting
2006	$16,740	B&D Consulting
2005	$80,000	B&D Sagamore
2005	$40,000	B&D Sagamore
2004	$80,000	B&D Sagamore
2004	$60,000	B&D Sagamore
2003	$60,000	B&D Sagamore
2003	$40,000	B&D Sagamore
2002	$80,000	B&D Sagamore
2002	$40,000	B&D Sagamore
2001	$60,000	B&D Sagamore
2001	$0	B&D Sagamore
2007	$80,000	BKSH & Assoc
2007	$60,000	BKSH & Assoc
2006	$60,000	BKSH & Assoc
2006	$60,000	BKSH & Assoc
2005	$60,000	BKSH & Assoc
2005	$60,000	BKSH & Assoc
2004	$60,000	BKSH & Assoc
2004	$60,000	BKSH & Assoc
2003	$60,000	BKSH & Assoc
2003	$60,000	BKSH & Assoc
2002	$48,000	BKSH & Assoc
2002	$48,000	BKSH & Assoc
2001	$48,000	BKSH & Assoc
2001	$40,000	BKSH & Assoc
2000	$80,000	BKSH & Assoc
2000	$60,000	BKSH & Assoc
2000	$0	Boland, James E Jr
2007	$20,000	Bryan Cave LLP
2005	$20,000	Clark & Weinstock
2004	$160,000	Clark & Weinstock
2004	$150,000	Clark & Weinstock
2007	$40,000	David L Horne LLC
2007	$20,000	David L Horne LLC
2006	$20,000	David L Horne LLC
2000	$0	Davis, Polk & Wardwell
2007	$60,000	Equale & Assoc
2007	$40,000	Fennel Consulting
2007	$12,000	Fennel Consulting
2006	$20,000	Fennel Consulting
2007	$3,140,000	JPMorgan Chase & Co
2007	$2,300,000	JPMorgan Chase & Co
2006	$3,340,000	JPMorgan Chase & Co

2006	$2,780,000	JPMorgan Chase & Co
2005	$1,980,000	JPMorgan Chase & Co
2005	$1,971,000	JPMorgan Chase & Co
2005	$1,560,000	JPMorgan Chase & Co
2005	$1,556,000	JPMorgan Chase & Co
2005	$1,556	JPMorgan Chase & Co
2004	$2,240,000	JPMorgan Chase & Co
2004	$2,240,000	JPMorgan Chase & Co
2004	$1,346,050	JPMorgan Chase & Co
2004	$1,340,000	JPMorgan Chase & Co
2003	$3,825,615	JPMorgan Chase & Co
2003	$2,880,960	JPMorgan Chase & Co
2002	$2,960,000	JPMorgan Chase & Co
2002	$1,740,000	JPMorgan Chase & Co
2001	$3,320,000	JPMorgan Chase & Co
2001	$2,980,000	JPMorgan Chase & Co
2001	$0	JPMorgan Chase & Co
2000	$980,000	JPMorgan Chase & Co
2000	$623,200	JPMorgan Chase & Co
2001	$0	Kaye Scholer LLP
2001	$0	Kaye Scholer LLP
2000	$0	Kaye Scholer LLP
2000	$0	Kaye Scholer LLP
2007	$0	Kerrigan & Assoc
2007	$0	Kerrigan & Assoc
2007	$0	Kerrigan & Assoc
2006	$0	Kerrigan & Assoc
2005	$0	Kerrigan & Assoc
2005	$0	Kerrigan & Assoc
2004	$20,000	Kerrigan & Assoc
2004	$20,000	Kerrigan & Assoc
2003	$20,000	Kerrigan & Assoc
2003	$20,000	Kerrigan & Assoc
2003	$20,000	Kerrigan & Assoc
2002	$0	Kerrigan & Assoc
2007	$40,000	Mayer, Brown et al
2007	$40,000	Mayer, Brown et al
2007	$40,000	Mayer, Brown et al
2006	$60,000	Mayer, Brown et al
2006	$40,000	Mayer, Brown et al
2005	$80,000	Mayer, Brown et al
2005	$60,000	Mayer, Brown et al
2004	$80,000	Mayer, Brown et al
2004	$60,000	Mayer, Brown et al
2007	$120,000	OB-C Group
2007	$120,000	OB-C Group
2006	$20,000	OB-C Group
2007	$0	Patton Boggs LLP
2006	$0	Patton Boggs LLP
2006	$0	Patton Boggs LLP
2005	$40,000	Patton Boggs LLP
2005	$20,000	Patton Boggs LLP
2004	$60,000	Patton Boggs LLP
2004	$0	Patton Boggs LLP
2003	$140,000	Patton Boggs LLP

2003	$80,000	Patton Boggs LLP
2006	$40,000	Private/Public Solutions
2006	$40,000	Private/Public Solutions
2006	$22,500	Private/Public Solutions
2007	$49,800	Richard F Hohlt
2007	$45,700	Richard F Hohlt
2006	$39,800	Richard F Hohlt
2006	$35,000	Richard F Hohlt
2005	$47,500	Richard F Hohlt
2005	$36,000	Richard F Hohlt
2004	$37,500	Richard F Hohlt
2004	$30,000	Richard F Hohlt
2003	$45,000	Richard F Hohlt
2003	$35,000	Richard F Hohlt
2002	$38,000	Richard F Hohlt
2002	$28,800	Richard F Hohlt
2001	$40,000	Richard F Hohlt
2001	$22,000	Richard F Hohlt
2006	$100,000	Tongour Simpson Group
2006	$40,000	Tongour Simpson Group
2005	$80,000	Tongour Simpson Group
2005	$20,000	Tongour Simpson Group
2007	$40,000	Triangle Assoc
2007	$40,000	Triangle Assoc
2007	$0	Triangle Assoc
2006	$40,000	Triangle Assoc
2006	$40,000	Triangle Assoc
2006	$40,000	Triangle Assoc
2006	$40,000	Triangle Assoc
2006	$40,000	Triangle Assoc
2006	$40,000	Triangle Assoc
2005	$40,000	Triangle Assoc
2005	$40,000	Triangle Assoc
2005	$30,000	Triangle Assoc
2005	$30,000	Triangle Assoc
2005	$30,000	Triangle Assoc
2005	$30,000	Triangle Assoc
2004	$20,000	Triangle Assoc
2004	$20,000	Triangle Assoc
2003	$0	Triangle Assoc
2003	$0	Triangle Assoc
2002	$0	Triangle Assoc
2002	$0	Triangle Assoc
2005	$0	US Strategies
2005	$0	US Strategies
2004	$0	US Strategies
2004	$0	US Strategies
2003	$0	US Strategies
2003	$0	US Strategies
2007	$40,000	Walter Group
2003	$80,000	Williams & Jensen
2003	$60,000	Williams & Jensen
2003	$0	Williams & Jensen
2003	$0	Williams & Jensen
2002	$40,000	Williams & Jensen

2002	$40,000	Williams & Jensen
2002	$0	Williams & Jensen
2001	$20,000	Williams & Jensen
2001	$20,000	Williams & Jensen
2002	$0	Willkie, Farr & Gallagher
2001	$0	Willkie, Farr & Gallagher
2001	$0	Willkie, Farr & Gallagher
2001	$0	Willkie, Farr & Gallagher
2000	$0	Willkie, Farr & Gallagher
2000	$0	Willkie, Farr & Gallagher
2007	$40,000	Wilmer, Cutler & Pickering
2007	$0	Wilmer, Cutler & Pickering
2006	$40,000	Zeliff Enterprises
2006	$40,000	Zeliff Enterprises
2006	$40,000	Zeliff Enterprises
2006	$20,000	Zeliff Enterprises
2005	$40,000	Zeliff Enterprises
2005	$40,000	Zeliff Enterprises
2004	$40,000	Zeliff Enterprises
2004	$40,000	Zeliff Enterprises

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON FOERSTER LLP

NEW YORK, SAN FRANCISCO, LOS ANGELES, PALO ALTO, SACRAMENTO, SAN DIEGO, DENVER, NORTHERN VIRGINIA, WASHINGTON, D.C.

TOKYO, LONDON, BERLIN, BRUSSELS, BEIJING, SHANGHAI, HONG KONG, SINGAPORE

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

January 13, 2015

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: JPMorgan Chase & Co.
Shareholder Proposal of Harrington Investments, Inc.

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client JPMorgan Chase & Co., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), the Company omits the enclosed shareholder proposal (the "***Proposal***") and supporting statement (the "***Supporting Statement***") submitted by Harrington Investments, Inc. (the "***Proponent***") from the Company's proxy materials for its 2015 Annual Meeting of Shareholders (the "***2015 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Copies of the Proposal and Supporting Statement, the Proponent's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to John Harrington, the Proponent's president, via facsimile at (707) 257-7923.

I. SUMMARY OF THE PROPOSAL

On October 31, 2014, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2015 Proxy Materials. The Proposal reads as follows:

> "**Resolved**, shareholders request the board adopt principles, above and beyond our company's existing guidelines on policy engagement and political participation, guiding our company's participation in public policy along the following lines:
>
> Policy Principles
>
> While always operating within the limits of the law:

- Our company owes no political or financial allegiance to any public jurisdiction or government;
- Our company should maximize shareholder value, regardless of any consequences of such conduct on people or communities;
- Our company should exert maximum influence over the political process to control government and further the self-interest of the corporation and its shareholders.

> Furthermore, within the limits allowed by law and our articles of incorporation, bylaws, and similar governing documents:

- The sole purpose of our company should be to enrich its managers and shareholders;

- The sole moral obligation of directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others that may result from corporate conduct."

II. EXCLUSION OF THE PROPOSAL

A. Bases for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2015 Proxy Materials in reliance on:

- Rule 14a-8(i)(2), as the Proposal, if implemented, would cause the Company to violate Delaware law;
- Rule 14a-8(i)(3), as the Proposal is materially false and misleading; and
- Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(2), As It Would, If Implemented, Cause The Company To Violate Delaware Law

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal "[i]f the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." In this case, the Proposal, if implemented, would violate state law by limiting the full exercise of fiduciary duties by the board in a manner inconsistent with Delaware law. The Staff has consistently concurred with the exclusion of proposals that would require a company's directors to violate state law. *See, e.g., Bank of America Corporation* (February 23, 2012).

As more fully described in the opinion of the Delaware law firm of Richards, Layton & Finger (the "***Legal Opinion***," attached hereto as Exhibit B), the Proposal is contrary to Delaware law. Implementation of the Proposal would violate Delaware law because it provides for the adoption by the board of directors of the Company of a policy that would require the Company to take certain actions regardless of whether the board determines that the taking of such actions is consistent with the board's fiduciary duties to the Company and its stockholders. The Delaware courts have consistently held that directors must be able to fully exercise their fiduciary duties and that stockholders may not impose on directors (and directors may not impose on themselves or upon their successors) directives or restrictions which limit the ability of the board to fully exercise its fiduciary duties in the future. For this reason, the Proposal would violate Delaware law if implemented and is not a proper subject for stockholder action.

The Proposal if implemented would affect decisions regarding the management of the business and affairs of the Company. Section 141(a) of the Delaware General Corporation Law reserves these decisions to the discretion of the board, not the shareholders. In this regard, neither shareholders nor others can substantially limit the board's ability to make a business judgment on matters of management policy. *See, e.g., Chapin v. Benwood Found., Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956)), *aff'd sub nom. Harrison v. Chapin*, 415 A.2d 1068 (Del. 1980).

The Delaware courts have consistently applied these principles to prevent attempts to dictate future conduct or decisions by directors, whether by contract, bylaw, policy, stockholder resolution or otherwise. For example, in *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998), the Delaware Supreme Court invalidated a provision of a rights plan adopted by the company's board of directors, which prevented any newly-elected board from redeeming the rights plan for six months, because the provision would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation [under the General Corporation Law of the State of Delaware] and its concomitant fiduciary duty pursuant to that statutory mandate." *See Quickturn*, 721 A.2d at 1291. Similarly, in *CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008), the Delaware Supreme Court held that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a bylaw provision that required future boards of directors to reimburse stockholders for the reasonable expenses they incurred in connection with a proxy contest. *See AFSCME* 953 A.2d at 239. The Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate."

As in the *Quickturn* and *AFSCME* cases, the Proposal if implemented would result in the adoption by the board of a policy dictating future conduct or decisions by members of board without the consideration of the then-pertinent relevant factors. The Proposal if implemented would affect all fundamental management policy decisions of the board and the exercise of the directors' fiduciary duties in making those decisions. Accordingly, the *Quickturn* and *AFSCME* decisions compel the conclusion that the Proposal would be invalid if it were implemented because it does not contain an exception permitting the board to deviate from the policy if the board believes its fiduciary duties require it to do so. Further, as discussed in the Legal Opinion, while the Proposal purports to permit the Company to operate "within the limits of the law" or "within the limits allowed by law and our articles of incorporation, bylaws, and similar governing documents," a policy that allows the Company to avoid taking actions that are not permitted by law is not equivalent to a fiduciary out permitting directors to avoid taking actions that are inconsistent with their judgment or fiduciary duties. As such, the Proposal may be properly omitted in reliance on Rule 14a-8(i)(2).

C. The Proposal May Be Omitted in Reliance On Rule 14a-8(i)(3), As It Is So Vague and Indefinite As To Be Materially False and Misleading

Rule 14a-8(i)(3) permits a company to omit a proposal or supporting statement, or portions thereof, that are contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false and misleading statements in proxy materials. Pursuant to *Staff Legal Bulletin No. 14B* (Sept. 15, 2004) *("SLB 14B")*, reliance on Rule 14a-8(i)(3) to exclude a proposal or portions of a supporting statement may be appropriate in only a few limited instances, one of which is when the language of the proposal or the supporting statement renders the proposal so vague or indefinite that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Philadelphia Electric Company* (Jul. 30, 1992). The Staff has further explained that a shareholder proposal can be sufficiently misleading and therefore excludable under Rule 14a-8(i)(3) when the company and its shareholders might interpret the proposal differently such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by the shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

1. The Proposal is impermissibly vague and indefinite because the Proposal and Supporting Statement are unclear and internally inconsistent

The Staff has consistently concurred that a proposal may be excluded in reliance on Rule 14a-8(i)(3) where neither shareholders, in voting on the proposal, nor the company, in implementing the proposal, would be able to determine with any reasonable certainty the action sought. For example, in *Comcast Corp.* (Mar. 6, 2014) the Staff concurred with the exclusion of a proposal requesting that the company's board adopt a policy because the proposal was vague and indefinite, noting in particular that "the proposal [did] not sufficiently explain when the requested policy would apply."

The Proposal is fundamentally unclear as to the actions sought. Specifically:

- the third "Whereas" clause indicates the Proponent's view that "it is vital to give shareholders an opportunity to ratify or reject a 'no holds barred' role of our company in policymaking and politics";

- the "Resolved" clause asks the board to "adopt policy principles"; and

- the final paragraph of the Supporting Statement states that shareholders, in voting FOR the proposal, would "express the view" that the Company "should take actions to amend its governing documents and existing policies" to reflect the viewpoint that the Company "should influence public policy to maximize wealth creation for management, board and shareholders, even at a cost to public welfare or the economy."

These three statements are internally inconsistent and cause the Proposal to be materially false and misleading, as they will cause shareholders to have no certainty, in voting on the Proposal, as to what actions are sought. In this regard, the referenced "Whereas" clause calls for a vote to "ratify or reject" the Company's role in policymaking or politics – thus presenting the vote as a vote on existing practices – while the referenced "Resolved" clause and Supporting Statement language appear to call for the adoption of a new policy and amendment of existing governing documents and policies to reflect this new policy. These directly contradictory statements are materially false and misleading in their explanation of the Proposal and the effect of a vote for or against the Proposal. Put simply, while the Proponent seeks to couch the Proposal as a vote on existing policies ("ratify or reject"), it is, in fact, a Proposal to adopt new policies that are (as admitted in the final paragraph of the Supporting Statement) inconsistent with the Company's existing governing documents and policies. These are fundamentally different requests and the contradictory language in the Proposal and Supporting Statement would likely cause shareholders to have fundamentally different understandings as to what they are voting to support or oppose. Accordingly, the Company is of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

2. The Proposal is impermissibly vague and indefinite because the terms of the proposed principles are unclear and internally inconsistent

If a proposal provides standards or criteria that a company is intended to follow, those standards or criteria must be clear to both the company and its shareholders, not general or uninformative. The Staff has consistently concurred that specific standards that are integral to a proposal must be sufficiently explained in the proposal or supporting statement and, as such, when a proposal fails to adequately define key terms or provide sufficient guidance regarding the manner in which the proposal should be implemented, that proposal may be omitted as vague and indefinite. *See, e.g., Morgan Stanley* (Mar. 12, 2013) (concurring with the omission of a proposal requesting the appointment of a committee to explore "extraordinary transactions" that could enhance stockholder value was vague and indefinite); *The Boeing Co.* (Mar. 2, 2011) (concurring with the omission of a proposal as vague and indefinite where the proposal requested, among other things, that senior executives relinquish certain "executive pay rights" because such phrase was not sufficiently defined); *AT&T Inc.* (Feb. 16, 2010) (concurring with the omission of a proposal as vague and indefinite where the proposal sought disclosures on, among other things, payments for "grassroots lobbying" without sufficiently clarifying the meaning of that term); *Puget Energy Inc.* (Mar. 1, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested a policy of "improved corporate governance"); and *Norfolk Southern Corp.* (Feb. 13, 2002) (concurring with the omission of a proposal as vague and indefinite where the proposal requested that the board of directors "provide for a shareholder vote and ratification, in all future elections of Directors, candidates with solid background, experience, and records of demonstrated performance in key managerial positions within the transportation industry").

The "Policy Principles" in the "Resolved" clause of the Proposal are vague and indefinite and, in some cases, internally inconsistent. In this regard, the Proposal asks the Company's board of directors to adopt principles "along the ... lines" of five "policy principles" that are fundamentally unclear and, in some instances, contradictory. As such, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty exactly what the Proposal seeks, causing the Proposal to be so vague and indefinite as to be materially false and misleading.

The first "Policy Principle" sought by the Proposal would be that "[o]ur company owes no political or financial allegiance to any public jurisdiction or government." The operation of this proposed principle is fundamentally unclear, as the meanings of the key terms "political or financial allegiance" and "public jurisdiction" have no common meaning and are not defined. Shareholders in voting on the proposal would have no basis for understanding with any reasonable certainty what the effect of such a principle would be. For example, neither shareholders, in voting on the Proposal, nor the Company, in implementing the Proposal, would be able to determine whether the adoption of such a principle would result in the Company's cessation of entering into financial transactions with governmental entities or trading in government or municipal securities.

The second and fourth principles, which evidence the same lack of clarity as the first principle, are in direct conflict and would leave shareholders and the Company unable to determine what they seek. Specifically, the second principle states that "[o]ur company should maximize shareholder value, regardless of any consequences of such conduct on people or communities" and the fourth principle states that "[t]he sole purpose of our company should be to enrich its managers and shareholders." The internal inconsistency between these two principles is clear – principle two provides that shareholder value should be maximized, while principle four indicates that *both* shareholders and managers of the Company should be "enrich[ed]." Further, the second principle provides that shareholder maximization should be sought "regardless of any consequences" on "people." If this principle would have the impact on all "people" ignored, the adoption of that principle would be fundamentally inconsistent with the fourth principle's direction that the sole purpose of the Company should be to "enrich" the shareholders and the people who are managers of the Company. Given the internal contradiction in these two principles, neither shareholders nor the Company would be able to determine with any reasonable certainty how the principles should be reconciled and, as such, what the two principles are seeking.

The third principle states that "[o]ur company should exert maximum influence over the political process to control government" but provides no explanation of how a corporation should, "within the limits of the law," maximize its influence or what it means for a corporation to "control" government. Further, the fifth principle is fundamentally unclear in its statement that "[t]he sole moral obligation of directors should be to maximize shareholder value." The Proposal does not provide any clarity or explanation of what is meant by "moral obligation" or how the Company could impose a "moral obligation" on its directors. The Proposal also fails to provide shareholders with any definition or description of what the Proponent means when it refers to the "moral obligations" of corporate directors and officers "to shareholders and other stakeholders." While each person has a view of morality (we note that the Merriam-Webster online dictionary defines "morality" as "beliefs about what is right behavior and what is wrong behavior"), we are unaware of any authoritative sources that provide guidance on how morality should be applied within the framework of corporate governance. Certainly, the reading of "moral obligation" in the Proposal will have a personal, subjective meaning to each shareholder, as there is no generally accepted definition or description that both the Company and its shareholders would assume is the subject of this principle. Without any articulation of the Proposal's intent in the context of corporate governance, it will be impossible for shareholders to know with any reasonable certainty of the effect of adopting this fifth principle.

Accordingly, neither the shareholders voting on the proposal, nor the Company in implementing the proposal, would be able to understand with any reasonable certainty exactly what the principles require, based on the terms of the Proposal. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement in reliance on Rule 14a-8(i)(3), as it is so vague and indefinite as to be materially false and misleading.

D. The Proposal May Be Omitted In Reliance On Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a shareholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals,* [1998 Transfer Binder] *Fed. Sec. L. Rep. (CCH) 86,018, at 80,539* (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

1. The Proposal deals with legal compliance

The Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the action requested deals with the Company's compliance with law. The Proposal requests certain policy principles to be implemented that would be followed "[w]hile always operating within the limits of the law." Further, the Proposal requests adoption of principles that would establish, within the limits of the law, "the sole purpose" of the Company and the "sole moral obligation" of the Company's directors. The principles sought by the Proposal, therefore, relate directly to implementation of new operating principles that would need to be implemented in a manner that limits their effect to comply with law, and would require ongoing consideration of whether the Company in following the principles is complying with law. In the Company's view, these requests make the Proposal excludable, as compliance with applicable laws is essential to a public company's day-to-day management and cannot, as a practical matter, be subject to direct shareholder oversight.

The Staff has regularly concurred that compliance with law is a matter of ordinary business and has permitted companies to omit proposals relating to the fundamental business function of establishing and maintaining legal compliance programs. In *JPMorgan Chase & Co.* (Mar. 13, 2014), a proposal requested a policy review evaluating opportunities for clarifying and enhancing implementation of board members' and officers' fiduciary, moral and legal obligations to shareholders and other stakeholders. In its request, the company noted that fiduciary obligations, legal obligations, and "standards for directors' and officers' conduct and company oversight"—sought by the proposal—are governed by state law, federal law, and New York Stock Exchange Listing Standards. The Staff concurred with the omission of the proposal, stating that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." In *The AES Corp.* (Jan. 9, 2007), a proposal requested that the company create a board committee to oversee the company's compliance with federal, state and local laws. As the company was in the highly regulated energy industry, the company expressed the view that compliance with law is fundamental to its business and, therefore, it was impractical to subject legal compliance to shareholder oversight. The Staff concurred with the company's omission of the proposal, stating that the proposal related to "ordinary business operations (*i.e.,* general conduct of a legal compliance program)." In *Halliburton Company* (Mar. 10, 2006), a proposal sought a report from the company evaluating the potential impact of certain violations and investigations on the company's reputation and stock price, as well as the company's plan to prevent further violations. The Staff concurred with the omission of the proposal as it related to the company's ordinary business of conducting a legal compliance program. *See also Raytheon Co.* (Mar. 25, 2013) (in which the Staff stated that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)"); and *Sprint Nextel Corp.* (Mar. 16, 2010) (concurring with the omission of a proposal requesting an explanation as to why the company had not adopted an ethics code that would promote ethical conduct and compliance with securities laws on the basis that the proposal concerned "adherence to ethical business practices and the conduct of legal compliance programs").

As a global financial services firm, the Company employs approximately 240,000 people, working in more than 60 countries and 2,100 U.S. cities across four major business segments. Accordingly, the Company is subject to extensive and comprehensive regulation under federal and state laws in the United States and the laws of the various jurisdictions outside the United States in which the Company does business. These laws and regulations significantly affect the way that the Company does business, and can restrict the scope of its existing businesses and limit its ability to expand its product offerings or to pursue acquisitions, as well as impact the costs of its products and services. Laws and regulations affecting the Company's business globally change frequently, and management regularly must adjust the Company's business activities in accordance with such changes.

The Company has separate Legal and Compliance Departments that are integrally related in their work on matters related to legal risk. Compliance teams work closely with senior management to provide independent review and oversight of the Company's operations, with a focus on compliance with applicable global, regional and local laws and regulations. The Legal Department serves a variety of functions, many of which are control related. The Company's lawyers provide legal advice and assist in efforts to ensure compliance with all applicable laws and regulations and the Company's corporate standards for doing business. At the Board of Directors level, the Audit Committee provides oversight of management's responsibilities to assure there is in place an effective system of controls reasonably designed to maintain compliance with laws and regulations. The Company expends substantial resources on legal and regulatory compliance, which is necessary given the breadth and dynamic nature of the global legal and regulatory environment within which the Company conducts its business. Accordingly, compliance with law and regulation is a fundamental management function at the Company that is similar to, or even more expansive than, the circumstances that existed in *The AES Corp.*, and not an activity that can be practically overseen by shareholders as the Proposal requests.

Accordingly, as the Proposal addresses the Company's ongoing compliance with law, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Proposal relates to the Company's Code of Conduct and Code of Ethics for Finance Professionals

The Proposal is properly excludable because it requests that the Company adopt principles, such as "[o]ur company should maximize shareholder value, regardless of any consequences of such conduct on people or communities" and "[t]he sole moral obligation of the directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others possible resulting from corporate conduct." These statements directly request adoption of a policy that would alter the nature of the ethical and fiduciary obligations of management of the Company and its board. These references relate, at least in part, to the Company's ethical business practices and policies, and the Staff has consistently concurred with the omission of similar proposals from company proxy materials as relating to ordinary business operations. In *The Walt Disney Company* (Dec. 12, 2011), a proposal requested a report on board compliance with the Company's Code of Business Conduct and Ethics for Directors. The Staff found that the proposal was excludable as relating to the Company's ordinary business operations, confirming that "[p]roposals that concern general adherence to ethical business practices and policies are generally excludable under Rule 14a-8(i)(7)." *See also Verizon Communications Inc.* (Jan. 10, 2011) (same); and *International Business Machines Corp.* (Jan. 7, 2010) (same).

The Company's commitment to legal obligations and ethical business practices is reflected in, and substantially implemented through, the Company's Code of Conduct and Code of Ethics for Finance Professionals (together, the "***Codes***"), and any change in this area would require changes to the Codes. It is important for the Company to maintain managerial control over its workforce, which includes having control over the Codes. Accordingly, any determinations regarding revision of the Codes is an ordinary business activity for the Company, as it is with all public companies.

Historically, the Staff has concurred with the omission of proposals that deal with a company's code of conduct or code of ethics under Rule 14a-8(i)(7). *See, e.g., International Business Machines Corp.*; *The AES Corp.*; and *Monsanto*. In *NYNEX Corporation* (Feb. 1, 1989), the Staff concurred with the omission of a proposal that sought to specify "the particular topics to be addressed in the Company's code of conduct" to be excludable. *See also USX Corporation* (Dec. 28, 1995) (concurring with the omission of a proposal seeking implementation of a Code of Ethics to establish a "pattern of fair play" in the dealings between the company and retired employees was excludable as relating to ordinary business because it dealt with "the terms of a corporate Code of Ethics"); and *Barnett Banks, Inc.* (Dec. 18, 1995) (concurring with the omission of a proposal as relating to ordinary business where it dealt with "the preparation and publication of a Code of Ethics"). *See also Intel Corporation* (Mar. 18, 1999) (concurring with the omission of a proposal requesting that the board implement an "Employee Bill of Rights" because it related to the company's ordinary business operations (*i.e.*, management of the workforce)).

Accordingly, as the Proposal relates to the Company's general adherence to ethical business practices and policies, and if adopted, the Proposal likely would require consideration and implementation of changes to the terms of the Company's Codes, it relates to the Company's ordinary business operations. The Company is, therefore, of the view that it may properly omit the Proposal and Supporting Statement from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(7).

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and Supporting Statement from its 2015 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and Supporting Statement from its 2015 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,



Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Harrington Investments, Inc.
Anthony Horan, Corporate Secretary, JPMorgan Chase & Co.

Exhibit A


HARRINGTON
INVESTMENTS, INC.

October 29, 2014

Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

Dear Secretary,

As a beneficial owner of JPMorgan Chase stock, I am submitting the enclosed shareholder resolution for inclusion in the 2015 proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (the "Act"). I am the beneficial owner, as defined in Rule 13d-3 of the Act, of at least $2,000 in market value of JPMorgan Chase common stock. These securities have been held as per the Proof of Ownership for more than one year as of the filing date, and at least the requisite number of shares for a resolution will continue to be held through the shareholder's meeting. Proof of Ownership from Charles Schwab & Company is enclosed. I or a representative will attend the shareholder's meeting to move the resolution as required.

Sincerely,



John Harrington

encl.

1001 2ND STREET, SUITE 325 NAPA, CALIFORNIA 94559 707-252-6166 800-788-0154 FAX 707-257-7923
WWW.HARRINGTONINVESTMENTS.COM


charles
SCHWAB

PO Box 52013
Phoenix, AZ 85072

October 29, 2014

Attn: Corporate Secretary
JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017-2070

RECEIVED BY THE
OCT 31 2014
OFFICE OF THE SECRETARY

RE: Account *** FISMA & OMB Memorandum M-07-16 ***
Harrington Inv Inc 401k Plan
FBO—John Harrington

Dear Corporate Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 100 shares of JPMorgan Chase (symbol: JPM). These shares have been held continuously for at least one year prior to and including October 29, 2014.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that John Harrington is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1949 between the hours of 11:30 AM and 8:00 PM EST.

Sincerely,

Kirk Eldridge
Advisor Services
Charles Schwab & Co. Inc.

cc: Virginia Cao, Harrington Investments via fax 707-257-7923

RECEIVED BY THE

OCT 31 2014

OFFICE OF THE SECRETARY

Whereas, our Company acknowledges its ongoing role in policymaking in its published policy, stating: "JPMorgan Chase believes that responsible corporate citizenship demands a strong commitment to a healthy and informed democracy through civic and community involvement";

Whereas, recent activities demonstrate our company's successful efforts influencing the rules of the game. For instance, our company has effectively utilized the so - called revolving door between government and business, (for example, using the services of a former Acting Director of the Securities and Exchange Commission's Division of Corporation Finance for representation in opposing shareholder proposals that might expand the firm's social responsibility obligations);

Whereas, the proponent believes it is vital to give shareholders an opportunity to ratify or reject a "no holds barred" role of our company in policymaking and politics;

<u>**Resolved**</u>, shareholders request the board adopt policy principles, above and beyond our company's existing guidelines on policy engagement and political participation, guiding our company's participation in public policy along the following lines:

Policy Principles

While always operating within the limits of the law:

- Our company owes no political or financial allegiance to any public jurisdiction or government;
- Our company should maximize shareholder value, regardless of any consequences of such conduct on people or communities;
- Our company should exert maximum influence over the political process to control government and further the self - interest of the corporation and its shareholders.

Furthermore, within the limits allowed by law and our articles of incorporation, bylaws, and similar governing documents:

- The sole purpose of our company should be to enrich its managers and shareholders;
- The sole moral obligation of the directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others possibly resulting from corporate conduct.

Supporting Statement

The Final Report of the National Commission on the Causes of the Financial Crisis in the United States in January 2011 stated one of the causes of the crisis was ". . . a systemic breakdown in accountability and ethics." By another view, however, our own company's occasional lapses merely demonstrate a failure to influence laws and regulations consistent with the above principles. By this view, our company's destiny is for corporate *political leadership, as well as economic* leadership.

Milton Friedman once said, "The kind of economic organization that provides economic freedom directly, namely, competitive capitalism, also promotes political freedom because it separates economic power from political power and in this way enables the one to offset the other." But today, our company can proclaim political and economic power are no longer separate; our company wields both.

In voting FOR this proposal, shareholders express the view our company should influence public policy to maximize wealth creation for management, board and shareholders, even at cost to public welfare or the economy, and should take actions to amend its governing documents and any of its existing policies promoting human rights, sustainability, community relations or corporate social responsibility as needed to reflect this viewpoint.

Exhibit B

RICHARDS LAYTON & FINGER

Attorneys at Law

January 12, 2015

JPMorgan Chase & Co.
270 Park Avenue
New York, New York 10017

Re: Stockholder Proposal

Ladies and Gentlemen:

We have acted as special Delaware counsel to JPMorgan Chase & Co., a Delaware corporation (the "Company"), in connection with a stockholder proposal (the "Proposal"), dated October 29, 2014, that has been submitted to the Company by Harrington Investments, Inc. (the "Proponent") for the 2015 annual meeting of stockholders of the Company (the "Annual Meeting"). In this connection, you have requested our opinion as to certain matters under the laws of the State of Delaware.

For the purpose of rendering our opinion as expressed herein, we have been furnished with and have reviewed the following documents: (i) the Restated Certificate of Incorporation of the Company as filed in the office of the Secretary of State of the State of Delaware (the "Secretary of State") on April 5, 2006, as amended by the Certificate of Merger as filed in the office of the Secretary of State on December 21, 2007, the Certificates of Designation of the Company as filed in the office of the Secretary of State on April 23, 2008, July 10, 2008, August 21, 2008, and October 27, 2008, respectively, the Certificate of Elimination of the Company as filed in the office of the Secretary of State on January 11, 2011, the Certificates of Designation of the Company as filed in the office of the Secretary of State on August 27, 2012, February 4, 2013 and April 22, 2013, respectively, the Certificate of Amendment as filed with the Secretary of State on June 7, 2013, the Certificate of Designation as filed with the Secretary of State on July 29, 2013, the Certificate of Elimination as filed with the Secretary of State on October 29, 2013 and the Certificates of Designation as filed with the Secretary of State on January 21, 2014, January 29, 2014, March 7, 2014, June 6, 2014, June 20, 2014 and September 22, 2014, respectively (collectively, the "Certificate of Incorporation"); (ii) the Bylaws of the Company, as amended on September 17, 2013 (the "Bylaws"); and (iii) the Proposal.

With respect to the foregoing documents, we have assumed: (i) the authenticity of all documents submitted to us as originals; (ii) the conformity to authentic originals of all documents submitted to us as copies; (iii) the genuineness of all signatures and the legal capacity of natural persons; and (iv) that the foregoing documents, in the forms thereof submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinion as expressed herein. We have not reviewed any document other than the documents listed above for purposes of rendering this opinion, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed

One Rodney Square ■ 920 North King Street ■ Wilmington, DE 19801 ■ Phone: 302-651-7700 ■ Fax: 302-651-7701

www.rlf.com

herein. In addition, we have conducted no independent factual investigation of our own but rather have relied solely on the foregoing documents, the statements and information set forth therein and the additional factual matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

THE PROPOSAL

The Proposal states the following:

> "**Resolved**, shareholders request the board adopt policy principles, above and beyond our company's existing guidelines on policy engagement and political participation, guiding our company's participating in public policy along the following lines:
>
> Policy Principals
>
> While always operating within the limits of the law:
>
> - Our company owes no political or financial allegiance to any public jurisdiction or government;
> - Our company should maximize shareholder value, regardless of any consequences of such conduct on people or communities;
> - Our company should exert maximum influence over the political process to control government and further the self-interest of the corporation and its shareholders.
>
> Furthermore, within the limits allowed by law and our articles of incorporation, bylaws and similar governing documents:
>
> - The sole purposes of our company should be to enrich its managers and shareholders;
> - The sole moral obligation of the directors should be to maximize shareholder value, regardless of any unintended economic or social injury to others possibly resulting from corporate conduct."

We have been advised that the Company is considering excluding the Proposal from the Company's proxy statement for the Annual Meeting under, among other reasons, Rule 14a-8(i)(2) promulgated under the Securities Exchange Act of 1934, as amended. Rule 14a-

8(i)(2) provides that a registrant may omit a proposal from its proxy statement when "the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject." In this connection, you have requested our opinion as to whether, under Delaware law, the implementation of the Proposal, if adopted by the Company's stockholders, would violate Delaware law.

For the reasons set forth below, the Proposal, in our opinion, would violate Delaware law if implemented.

DISCUSSION

We believe that implementation of the Proposal would violate Delaware law because it provides for the adoption by the board of directors of the Company (the "Board") of a policy that would require the Company to take certain actions regardless of whether the Board determines that the taking of such actions are consistent with the Board's fiduciary duties to the Company and its stockholders. The Proposal, if implemented, for instance, would require the Company to take any action, as long as the action is legally permissible, if such action would "maximize shareholder value, regardless of any consequences of such conduct on people or communities" or "enrich [the Company's] managers and shareholders." As a result, the Proposal could, for example, require the Company to engage in payday lending if it would be profitable for the Company and consequently maximize stockholder value or enrich the Company's managers and shareholders even if the Board determined that it would not be in the best interests of the Company and its stockholders for the Company to engage in payday lending.[1] The Delaware courts have consistently held that directors must be able to fully exercise their fiduciary duties and that stockholders may not impose on directors (and directors may not impose on themselves or upon their successors) directives or restrictions which limit the ability of the board to fully exercise its fiduciary duties in the future.[2]

---

[1] Delaware corporations may take actions which will not maximize stockholder value in the short-term, such as charitable donations or paying higher salaries to employees, but will benefit the corporation as a whole by producing greater profits in the long-term. *See In re Trados Inc. S'holder Litig.*, 2013 WL 4511262, at *15 (Del. Ch. Aug. 16, 2013) *citing* Leo E. Strine Jr., *Our Continuing Struggle with the Idea that For–Profit Corporations Seek Profit*, 47 Wake Forest L.Rev. 135, 147 n.34 (2012). Directors owe fiduciary duties to the corporation and all of its stockholders. *Id.* Directors may, however, consider the interests of constituencies in order to advance the best interests of the corporation and its stockholders. *Id.*; *see also Revlon, Inc. v. MacAndrew & Forbes Holdings, Inc.*, 506 A.2d 173, 183 (Del. 1986) ("A board may have regard for various constituencies in discharging its responsibilities, provided there are rationally related benefits accruing to the stockholders.").

[2] *See, e.g., CA, Inc. v. AFSCME Employees Pension Plan*, 953 A.2d 227, 239 (Del. 2008) (invalidating a bylaw provision which required the current and future boards of directors to

The Proposal if implemented would affect decisions regarding the management of the business and affairs of the Company. Such decisions are reserved by statute to the discretion of the Board, not the stockholders. 8 *Del. C.* § 141(a) (providing that the directors of a Delaware corporation are vested with substantial discretion and authority to manage the business and affairs of the corporation); *see also Aronson v. Lewis*, 473 A.2d 805, 811 (Del. 1984), *overruled in part on other grounds*, *Brehm v. Eisner*, 746 A.2d 244 (Del. 2000) (noting that a "cardinal precept of the General Corporation Law of the State of Delaware is that directors, rather than shareholders, manage the business and affairs of the corporation"); *Gimbel v. Signal Cos., Inc.*, 316 A.2d 599, 608 (Del. Ch.), *aff'd*, 316 A.2d 619 (Del. 1974). In exercising its discretion concerning the management of the corporation's affairs, the board of directors owes fiduciary duties to all stockholders and may not delegate its fiduciary duties to some group of stockholders who owe no such fiduciary duties. *See Paramount Commc'ns Inc. v. Time Inc.*, 1989 WL 79880, at *30 (Del. Ch. July 14, 1989) ("The corporation law does not operate on the theory that directors, in exercising their powers to manage the firm, are obligated to follow the wishes of a majority of shares."), *aff'd*, 571 A.2d 1140 (Del. 1989). In addition, stockholders or others cannot substantially limit the board's ability to make a business judgment on matters of management policy. *See, e.g.*, *Chapin v. Benwood Found., Inc.*, 402 A.2d 1205, 1211 (Del. Ch. 1979) (finding that the court could not "give legal sanction to agreements which have the effect of removing from directors in a very substantial way their duty to use their own best judgment on management matters") (citing *Abercrombie v. Davies*, 123 A.2d 893, 899 (Del. Ch. 1956)), *aff'd sub nom. Harrison v. Chapin*, 415 A.2d 1068 (Del. 1980).

Directors of Delaware corporations must be able to make decisions based on the best interests of the corporation and *all* of its stockholders at the time the decision is made. Directors cannot be required to make decisions on behalf of the Company based on policies designated or proposed by a stockholder who does not owe fiduciary duties to the Company and all of its stockholders. Under Delaware law, directors cannot be directed by some percentage of the stockholders to enter into a contract or take an action that would prevent the board from "completely discharging its fundamental management duties to the corporation and its stockholders."[3] Nor can a contract, bylaw, policy or stockholder resolution "limit in a substantial way the freedom of director decisions on matters of management policy."[4]

The Delaware courts have consistently applied these principles to prevent attempts to dictate future conduct or decisions by directors, whether by contract, bylaw, policy, stockholder resolution or otherwise.[5] For example, in *Quickturn*, the Delaware Supreme Court invalidated a

reimburse the reasonable expenses of stockholders in connection with a proxy contest because such a bylaw provision prevented directors from completely exercising their fiduciary duties).

[3] *Quickturn Design Sys., Inc. v. Shapiro*, 721 A.2d 1281, 1291 (Del. 1998).

[4] *Abercrombie*, 123 A.2d at 899.

[5] 8 *Del. C.* §141(a) ("The business and affairs of every corporation ... shall be managed by or under the direction of a board of directors...."); *see also Quickturn*, 721 A.2d at 1291.

provision of a rights plan adopted by the company's board of directors, which prevented any newly-elected board from redeeming the rights plan for six months, because the provision would "impermissibly deprive any newly elected board of both its statutory authority to manage the corporation [under the General Corporation Law of the State of Delaware] and its concomitant fiduciary duty pursuant to that statutory mandate."[6] Similarly, in *AFSCME*, the Delaware Supreme Court held that neither the board nor the stockholders of a Delaware corporation were permitted to adopt a bylaw provision that required future boards of directors to reimburse stockholders for the reasonable expenses they incurred in connection with a proxy contest.[7] The Court held that the proposed bylaw would impermissibly "prevent the directors from exercising their full managerial power in circumstances where their fiduciary duties would otherwise require them to deny reimbursement to a dissident slate."[8]

As in the *Quickturn* and *AFSCME* cases, the Proposal if implemented would result in the adoption by the Board of a policy dictating future conduct or decisions by members of Board without the consideration of the then-pertinent relevant factors. The Proposal if implemented would affect all fundamental management policy decisions of the Board and the exercise of the directors' fiduciary duties in making those decisions. The Proposal if implemented would not only apply to one fundamental decision (like the decision not to redeem a rights plan addressed by the Delaware Supreme Court in *Quickturn* and to reimburse proxy expenses addressed by the Delaware Supreme Court in *AFSCME*), but would apply by its terms to all fundamental decisions made on behalf of the Company. Accordingly, the Supreme Court's reasoning in the *Quickturn* and *AFSCME* cases compel the conclusion that the Proposal would be invalid if it were implemented because it does not contain an exception permitting the Board to deviate from the policy if the Board believes its fiduciary duties require it to do so.[9]

[6] *Quickturn*, 721 A.2d at 1291.

[7] *AFSCME*, 953 A.2d at 239.

[8] *Id.* The General Corporation Law of the State of Delaware (the "General Corporation Law") was amended after the *AFSCME* decision to add Section 113 which specifically permits Delaware corporations to adopt bylaws providing for the reimbursement by the corporation of expenses incurred by a stockholder in soliciting proxies in connection with the election of directors, subject to such conditions as the bylaws may prescribe. 8 *Del. C.* § 113. The addition of Section 113, however, did not overrule the principles of common law adopted by the Supreme Court in *AFSCME*. Rather, the adoption of Section 113 further demonstrates the principle that a future board cannot be divested of its managerial power in a policy or bylaw unless that divestiture is expressly permitted by the General Corporation Law.

[9] While the Proposal purports to permit the Company to operate "within the limits of the law" or "within the limits allowed by law and our articles of incorporation, bylaws, and similar governing documents," a policy that allows the Company to avoid taking actions that are not permitted by law is not equivalent to a fiduciary out permitting directors to avoid taking actions that are inconsistent with their judgment or fiduciary duties.

CONCLUSION

Based upon and subject to the foregoing and subject to the limitations stated herein, it is our opinion that the Proposal, if implemented, would violate Delaware law.

The foregoing opinion is limited to the laws of the State of Delaware. We have not considered and express no opinion on the laws of any other state or jurisdiction, including federal laws regulating securities or any other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.

The foregoing opinion is rendered solely for your benefit in connection with the matters addressed herein. We understand that you may furnish a copy of this opinion letter to the Securities and Exchange Commission and to the proponent of the Proposal in connection with the matters addressed herein, and we consent to your doing so. Except as stated in this paragraph, this opinion letter may not be furnished or quoted to, nor may the foregoing opinion be relied upon by, any other person or entity for any purpose without our prior written consent.

Very truly yours,

Richards, Layton & Finger, P.A.

MJG/JJV